SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 17, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on March 17, 2003.

PRESS RELEASE

Amsterdam, 17 March 2003

ING Group publishes Annual Accounts 2002

Today, the Annual Accounts 2002 will be published on the Internet site of ING Group (www.ing.com/group). This publication includes the financial statements as well as relevant additional information of which two topics are highlighted below.

Revaluation reserve negative; capital base still adequate
On 31 December 2002, ING Group’s revaluation reserve for equity securities was EUR 0.6 billion positive (after tax). Due to the sharp decline of the stock markets since that date, the revaluation reserve was approximately EUR 0.7 billion negative (after tax) on 10 March 2003 (signing date of the annual accounts). Hedging transactions on approximately EUR 4 billion of the equities securities portfolio have limited the decline in the revaluation reserve. On 14 March 2003 the revaluation reserve was approximately EUR 0.5 billion negative (after tax). ING Group’s first quarter 2003 results will only be affected if the revaluation reserve is negative on 31 March 2003.

The ratio of available capital versus regulatory required capital of ING Verzekeringen N.V. decreased from 169% at 31 December 2002 to approximately 157% at 10 March 2003, still well above the regulatory required capital. The Tier-1 ratio of ING Bank N.V. has not changed materially since 31 December 2002 (7.31%).

Change in US GAAP: large goodwill impairment
The ING Group Annual Accounts 2002 also contain a reconciliation of the shareholders’ equity and the net profit on the basis of ING Group accounting principles (Dutch GAAP) to the US accounting principles (US GAAP). As from 1 January 2002, new accounting rules for goodwill impairments are in place under US GAAP. On 31 December 2001 the goodwill arising out of acquisitions was valued at EUR 16.6 billion. Under the new US GAAP goodwill requirements, and given the sharp decline in market conditions, total goodwill impairments amounted to EUR 13.1 billion at 1 January 2002. This charge, caused by the change in US GAAP regulations, had to be recognised as a special item in the US GAAP profit & loss account 2002.

ING’s net equity and net profit not affected
ING Group’s annual accounts and net profit for 2002, which are based on Dutch GAAP, are not affected by this revaluation of goodwill under US GAAP. ING Group

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assigns no value to goodwill arising out of acquisitions, because this goodwill is debited to shareholders’ equity on the date of acquisition.

Following these new goodwill accounting rules, presently shareholders’ equity and net profit under US GAAP are more in line with those under ING accounting principles.

Press enquiries: ING Group, Joyce Hulst, tel. +31 20 541 5469

Notes to editors:

—	Attached is a fact sheet on the reconciliation of the shareholders’ equity and net profit on the basis of ING Group accounting principles to US GAAP.
—	As of 26 March 2003, the ING Group Annual Accounts 2002 will also be available in hard-copy format.

— more on page 3 —

This fact sheet is part of ING Group press release, 17 March 2003

Fact sheet:  Shareholders’ equity and net profit on the basis of US GAAP

The Annual Accounts 2002 include a reconciliation of the shareholders’ equity and net profit on the basis of ING Group accounting principles to US GAAP (see Annual Accounts, page 118). In reconciling to US GAAP, ING Group makes a number of adjustments to various items in its financial statements. These adjustments reflect the differences between the respective accounting principles (see summary of the reconciliation in the table below). A significant topic in the reconciliation concerns the new goodwill requirements under US GAAP.

Change of goodwill rules under US GAAP

•	As from 1 January 2002, new goodwill requirements are in place under US GAAP. In the new situation goodwill is no longer amortised but capitalised and tested for impairment annually on a discounted basis. If the test reveals a decrease in value of goodwill this results in an impairment charge, which is recognised in the profit and loss account.

•	In accordance with these new requirements, ING Group had to perform an impairment test to determine if any goodwill was impaired on 31 December 2001.
•	On 31 December 2001 goodwill was valued at EUR 16.6 billion. Under the new US GAAP goodwill requirements and given the sharp decline in market conditions, total goodwill impairments amounted to EUR 13.1 billion at 1 January 2002. This charge, caused by the change in US GAAP, had to be recognised as a special item in the US GAAP profit & loss account 2002. ING Group’s annual accounts and net profit for 2002, which are based on Dutch GAAP, are not affected by this revaluation of goodwill (see table).

Table: Summary of reconciliation of ING accounting principles to US GAAP
(for the full version of this table, see Annual Accounts, page 118 )

in EUR million	Shareholders' equity	Net profit*

2002	2001	2002	2001

Amounts determined in accordance with ING Group accounting principles	18,254	21,514	4,500	4,577

Total adjustments	6,806	17,317	-1,024	-2,807

Amounts determined in accordance with US GAAP (excluding effects of changes in accounting principles)	25,060	38,831	3,476	1,770

Cumulative effects of changes in accounting principles	-13,103

Amounts determined in accordance with US GAAP	25,060	38,831	-9,627	1,770

•	Note: The former US GAAP goodwill requirements (amortisation of goodwill) would have resulted in an amortisation charge of EUR 1,418 million, leading to shareholders’ equity 002 of EUR 36,645 million (2001: EUR 38,831 million) and a net profit 2002 of EUR 2,058 million (2001: EUR 1,770 million).

SIGNATURE

                             Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ D.C. van Wassenaer

D.C. van Wassenaer General Manager Corporate Legal, Compliance & Security Department

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  March 17, 2003